Aurora Cannabis Signs Supply Agreement with Ascent Industries

Ascent to supply up to 20,000 kg of dried cannabis flower and up to 6,000 kg of cannabis trim per year

TSX: ACB

EDMONTON, June 11, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that it has signed a cannabis flower and trim supply agreement (the "Agreement") with Ascent Industries Corp's ("Ascent") wholly-owned subsidiary, Agrima Botanicals Corp. ("Agrima"), a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR").

Under the terms of the Agreement, Agrima will supply Aurora with up to 20,000 kg of dried cannabis flower and up to 6,000 kg of cannabis trim per year from its Canadian cultivation facilities. The Agreement is effective for a term of five years, subject to a 12,000 kg per year minimum.

"The agreement with Ascent brings further differentiation to Aurora's growing portfolio of products," said Terry Booth, CEO. "Expanding product choice to our various audiences through quality operators such as Agrima positions us well to accelerate growth. Furthermore, the relationship provides an opportunity to potentially source additional, higher-margin derivative products down the line."

Philip Campbell, CEO and Director of Ascent added, "We are delighted to be selected as a supplier to Aurora, a leader in the global cannabis sector. Agrima is committed to providing high-quality cannabis to both consumers and strategic partners, which this new agreement is testament to. We believe this represents the beginning of a strong strategic relationship with Aurora, one which will benefit both companies for years to come."

Ascent's wholly-owned subsidiary, Agrima will supply Aurora with dried cannabis flower and trim grown at its facilities in Pitt Meadows, British Columbia. Once operational, the 600,000 square foot, automated cultivation facility will have a total cultivation capacity of approximately 60,000 kg of cut flower per year. Agrima anticipates receiving Health Canada approval towards the end of calendar 2018, and anticipates shipping its first products in Q1 2019.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed by Health Canada. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc. ("ALPS"). ALPS provides comprehensive project services related to the design, engineering, construction support, compliance requirement, genetics, commissioning and maintenance of Aurora Standard production facilities across the globe.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's first licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark.

The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna Inc. ("CLIQ"), Western Canada's largest private retail chain of liquor stores, who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc.

Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian licensed producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, the Company owns a 9.14% stake in CTT Pharmaceutical, an innovative product development company within the cannabis space.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

About Ascent

In Canada, Ascent is a Licensed Producer under the ACMPR of Health Canada, with licenses to cultivate cannabis and produce cannabis extracts. In addition, the Company plans to apply for a license to distribute cannabis products in Canada under the ACMPR in the near future. The Company has also applied for a controlled drugs license in Canada under the Controlled Drugs and Substances Act (Canada). In the United States, the Company holds licenses for the production, processing and wholesale distribution of cannabis in Oregon and in Nevada.

The Company's operations currently include licensed facilities in British Columbia, Canada, and in Oregon and Nevada in the United States. The Company's activities at each facility are governed by the applicable licenses held by the Company, and currently include cultivation and extraction in Canada, and production, processing and wholesale distribution of a catalogue of premium cannabis products in Oregon and Nevada. In addition, Ascent conducts cannabis-based research with Simon Fraser University and the University of Kentucky.

The Company is increasing its production capacity from 50,000 square feet to 650,000 square feet in 2018, from which it expects to produce significantly larger quantities of cannabis and cannabis oil to support its expanding operations. The Company offers a product suite of more than 40 unique products under eight consumer focused brands, including gel capsules, oils, vaporizer pens, pre-rolled joints, various edibles and raw flower. Through careful development of its sophisticated cannabis brands, Ascent is positioned to be a leader in branded, commercialized products in both medical and adult-use markets across North America and internationally. The Company's intellectual property portfolio includes existing trademarks for its sophisticated brands, applications for trademarks internationally for these brands, as well as applications for patents the Company has and is in the process of filing for certain unique scientific formulations and processes the Company has created.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

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For further information: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.705.606.0744, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 11-JUN-18